March 20, 2014

Prof. Abraham Israeli

3 Shay St., Ramot 02

Jerusalem, Israel

Dear Prof. Israeli:

As a result of the increased time you have spent and are anticipated to spend in fulfilling your duties as Chairman of the Board of Directors of Brainstorm Cell Therapeutics Inc. (the “Company”), the Company hereby agrees to grant to you the following additional compensation, subject to the terms and conditions herein:

In addition to the options and warrants described in the Agreement dated April 13, 2010 by and among the Company, you and Hadasit Medical Research Services and Development Ltd. (“Hadasit”), amended December 31, 2011 (as amended, the “Agreement”), on each subsequent date of grant under the Agreement (commencing with the April 13, 2014 grant), the Company shall grant to you the right to purchase up to an additional 160,000 shares of common stock of the Company per annum, of which you have requested that 16 2/3% be provided to Hadasit. As such, each year the Company will grant to you, under the Company’s Amended and Restated 2004 Global Share Option Plan, an additional option to purchase up to an additional 133,334 shares of the Company’s common stock at an exercise price per share of USD $0.00005, and Hadasit shall be granted an additional option to purchase up to 26,666 shares of the Company’s common stock, at an exercise price per share of USD $0.00005 (each subject to adjustment for stock splits, stock dividends, reverse stock splits, recapitalizations and the like, but for the avoidance of doubt, such options shall not have any anti-dilution adjustments or protections and shall not have preemptive rights attach to such options, and the holder of the options shall not be granted any preemptive rights) (together, the “Additional Grant”). Because Form S-8 does not permit registration of shares issued to consultants or advisors who are not natural persons, the Additional Grants issued to Hadasit shall be for the purchase of unregistered shares and shall contain additional terms and conditions set forth therein.

Each Additional Grant shall vest and become exercisable in twelve (12) consecutive equal monthly amounts at the end of each calendar month following its date of grant of such Additional Grant as long as you continue to serve as Chairman of the Board of Directors of the Company. Vesting of each Additional Grant shall be subject to additional terms and conditions set forth therein, and the Additional Grants shall be in substantially the form set forth on Exhibit A hereto.

Each Additional Grant shall automatically terminate upon the earliest of: (i) the 10 year anniversary of its grant date; (ii) upon a sale of all or substantially all of the shares of the Company in a merger and/or acquisition transaction; or (iii) six (6) months following the termination of the Agreement. For clarity, in the event of termination, all Additional Grants that have vested and became exercisable prior to the date of termination shall be made available to be exercised for ten (10) calendar days after such termination. Additional Grants not exercised by such time shall become null and void.

For the avoidance of doubt, options issued under this letter and options and warrants issued the Agreement on each subsequent grant date shall total in the aggregate 360,000 (subject to any adjustments) shares of the Company’s common stock, consisting of options to be granted to you to purchase up to 300,000 shares of the Company’s common stock at an exercise price per share of USD $0.00005, and warrants and options to be issued to Hadasit to purchase up to 60,000 shares of the Company’s common stock, at an exercise price per share of USD $0.00005.

Very truly yours,
BRAINSTORM CELL THERAPEUTICS INC.

By:	/s/ Liat Sossover
Name:	Liat Sossover
Title:	Chief Financial Officer